Exhibit 99.1
FINANCIAL INFORMATION AND SUPPLEMENTARY DATA OF SIGNIFICANT EQUITY METHOD INVESTEE
CAESARS GROWTH PARTNERS, LLC

EXPLANATORY NOTE
Unconsolidated Significant Subsidiary
Caesars Acquisition Company's (the "Company," "CAC," "we," "our" and "us") primary asset is its interest in Caesars Growth Partners, LLC ("CGP LLC"), which is accounted for using the equity method. As the investment in CGP LLC is considered to be significant to CAC, CGP LLC's annual financial statements are required to be included as an exhibit to each CAC Annual Report on Form 10-K in accordance with Securities and Exchange Commission Rule 3-09 of Regulation S-X. Given the significance of this investment to the financial position and results of operations of CAC, CAC has elected to include selected financial information of CGP LLC in this Quarterly Report on Form 10-Q.

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED CONDENSED BALANCE SHEETS
(UNAUDITED)
(In millions)

	June 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$1,034.7	$1,049.8
Restricted cash	2,904.2	3,040.2
Receivables, net of allowance for doubtful accounts of $7.7 and $7.4, respectively	79.4	73.1
Prepayments and other current assets	31.2	33.9
Total current assets	4,049.5	4,197.0
Investment in Caesars Enterprise Services, LLC	28.1	29.1
Land, property and equipment, net	2,469.2	2,481.4
Goodwill	214.1	214.1
Intangible assets other than goodwill, net	193.2	200.7
Restricted cash	5.5	5.5
Prepaid management fees to related parties	187.7	194.0
Deferred charges and other	41.4	43.9
Total assets	$7,188.7	$7,365.7

Liabilities and Equity
Current liabilities
Accounts payable	$31.7	$43.0
Payables to related parties	63.8	119.9
Accrued expenses and other current liabilities	219.6	220.8
Accrued interest payable	11.0	14.2
Current portion of long-term debt	22.0	20.9
Total current liabilities	348.1	418.8
Long-term debt	2,255.7	2,254.6
Deferred credits and other	32.3	32.2
Total liabilities	2,636.1	2,705.6

Commitments and contingencies
Redeemable non-controlling interests	0.3	0.4
Equity
Additional paid-in capital	149.6	283.8
Retained earnings	4,400.1	4,371.5
Total equity attributable to Caesars Growth Partners, LLC	4,549.7	4,655.3
Non-controlling interests	2.6	4.4
Total equity	4,552.3	4,659.7
Total liabilities and equity	$7,188.7	$7,365.7

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(UNAUDITED)
(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenues
Casino	$265.4	$267.0	$518.0	$532.9
Food and beverage	64.2	66.6	133.2	137.0
Rooms	89.3	91.2	182.9	184.2
Other	64.4	58.9	119.2	108.1
Less: casino promotional allowances	(48.1)	(47.5)	(97.3)	(100.6)
Net revenues	435.2	436.2	856.0	861.6

Operating expenses
Direct
Casino	133.7	139.2	270.2	283.6
Food and beverage	30.8	31.4	61.2	62.2
Rooms	24.2	23.9	46.9	46.3
Property, general, administrative and other	119.5	148.4	234.2	274.0
Write-downs, reserves, and project opening costs, net of recoveries	9.1	1.2	14.9	1.8
Management fees to related parties	11.3	12.4	22.4	24.7
Depreciation and amortization	41.9	42.8	88.4	82.2
Total operating expenses	370.5	399.3	738.2	774.8
Income from operations	64.7	36.9	117.8	86.8
Interest expense, net of interest capitalized	(47.2)	(49.2)	(94.9)	(100.1)
Interest income	6.0	—	9.4	—
Loss on extinguishment of debt	(4.6)	—	(4.6)	—
Other income/(expense), net	1.0	—	(0.2)	—
Income/(loss) from continuing operations before benefit from income taxes	19.9	(12.3)	27.5	(13.3)
Benefit from income taxes	—	1.8	—	3.4
Net income/(loss) from continuing operations	19.9	(10.5)	27.5	(9.9)
Discontinued operations
Income from discontinued operations before income taxes	—	52.4	—	118.4
Provision for income taxes related to discontinued operations	—	(17.6)	—	(47.3)
Net income from discontinued operations	—	34.8	—	71.1
Net income	19.9	24.3	27.5	61.2
Less: net loss/(income) attributable to non-controlling interests	0.4	(3.3)	1.1	(6.8)
Net income attributable to Caesars Growth Partners, LLC	$20.3	$21.0	$28.6	$54.4

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED CONDENSED STATEMENTS OF EQUITY
(UNAUDITED)
(In millions)

	Additional Paid-in Capital	Retained Earnings	Non-controlling Interests	Total Equity
Balance at January 1, 2016	$1,277.3	$413.7	$40.2	$1,731.2
Net income	—	54.4	6.6	61.0
Issuance of Caesars Interactive Entertainment, Inc. common stock	20.3	—	3.6	23.9
Purchase of Caesars Interactive Entertainment, Inc. common stock	(34.6)	—	(8.5)	(43.1)
Stock-based compensation	3.3	—	—	3.3
Transactions with parents and affiliates, net	(12.8)	—	—	(12.8)
Other	—	0.6	0.1	0.7
Balance at June 30, 2016	$1,253.5	$468.7	$42.0	$1,764.2

Balance at January 1, 2017	$283.8	$4,371.5	$4.4	$4,659.7
Net income/(loss)	—	28.6	(1.1)	27.5
Distribution to non-controlling interest holders	—	—	(0.7)	(0.7)
Stock-based compensation	2.1	—	—	2.1
Transactions with parents and affiliates, net	(136.3)	—	—	(136.3)
Balance at June 30, 2017	$149.6	$4,400.1	$2.6	$4,552.3

CAESARS GROWTH PARTNERS, LLC
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In millions)

	Six Months Ended June 30,
	2017	2016
Cash flows from operating activities
Net income	$27.5	$61.2
Net income from discontinued operations	—	(71.1)
Adjustments to reconcile net income to cash flows provided by operating activities
Depreciation and amortization	88.4	82.2
Amortization of debt discount and debt issuance costs	6.1	5.8
Loss on extinguishment of debt	4.6	—
Stock-based compensation	2.1	46.2
Non-cash management fee payable to related parties	—	1.4
Debt issuance costs and fees write-off	2.9	—
Net change in deferred income taxes	—	(5.8)
Net change in long-term accounts	7.5	5.0
Net change in working capital accounts	(34.1)	13.9
Other	(0.9)	1.2
Cash flows provided by operating activities	104.1	140.0
Cash flows from investing activities
Land, buildings and equipment additions, net of change in construction payables	(75.9)	(31.5)
Return of investment from discontinued operations	—	116.0
Contributions to discontinued operations	—	(0.8)
Investment in Caesars Enterprise Services, LLC	—	(0.7)
Cash flows (used in)/provided by investing activities	(75.9)	83.0
Cash flows from financing activities
Proceeds from issuance of long-term debt	226.0	15.0
Debt issuance costs and fees	(3.7)	—
Repayments under lending agreements	(233.1)	(72.9)
Payments to non-controlling interest holders	(7.3)	—
Repurchase of Caesars Interactive Entertainment, Inc. stock	—	(43.1)
Proceeds from issuance of Caesars Interactive Entertainment, Inc. stock	—	2.2
Distributions to parents, net	(161.2)	(12.2)
Cash flows used in financing activities	(179.3)	(111.0)
Cash flows from discontinued operations
Cash flows from operating activities	—	135.5
Cash flows from investing activities	—	(8.2)
Cash flows from financing activities	—	(115.2)
Net cash from discontinued operations	—	12.1
Cash held for sale, beginning of period	—	111.0
Cash held for sale, end of period	—	120.3
Net (decrease)/increase in cash, cash equivalents and restricted cash	(151.1)	114.8
Cash, cash equivalents and restricted cash, beginning of period	4,095.5	802.2
Cash, cash equivalents and restricted cash, end of period	$3,944.4	$917.0

OTHER INFORMATION
Adoption of Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash
CGP LLC has early adopted Accounting Standards Update ("ASU") No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, in 2016 and has retrospectively applied the amendments. Prior to the adoption of ASU No. 2016-18, our Consolidated Condensed Statements of Cash Flows reported changes in restricted cash as investing activities and excluded restricted cash from cash and cash equivalents beginning and ending balances. Impacts of early adoption on prior period include: increase in cash, cash equivalents, and restricted cash balances as of June 30, 2016 and December 31, 2015 to $917.0 million and $802.2 million, respectively.
Reclassification of Prior Period Food and Beverage and Other Revenues
CGP LLC reclassified certain prior period amounts to align with its 2017 reporting presentation. Within the Consolidated Condensed Statements of Operations and Comprehensive Income, for the three and six months ended June 30, 2016, $1.5 million and $3.4 million, respectively, was reclassified from Food and beverage revenues to Other revenues. This reclassification did not affect CGP LLC's consolidated condensed total Net revenues, Income from operations, or Net income attributable to Caesars Growth Partners, LLC.
Disposition of SMG Business
As a result of Caesars Interactive Entertainment, LLC's ("CIE", formerly Caesars Interactive Entertainment, Inc.) sale of its social and mobile games business (the "SMG Business") on September 23, 2016 (such sale, together with transactions contemplated under the Stock Purchase Agreement, dated as of July 30, 2016, the "Sale"), the historical results of CGP LLC have been recast to reflect the portion of the CIE business disposed of as discontinued operations for all periods presented herein.
During the six months ended June 30, 2017, the estimated current income tax expense on the portion of the gain attributable to CAC was reduced by $26.3 million to $258.6 million. CGP LLC amended the Amended and Restated Limited Liability Company Agreement, the transaction agreement related to the formation of CGP LLC, to clarify the manner that taxable income resulting from the Sale would be allocated amongst the members. This resulted in less taxable income being allocated to CAC with comparatively more taxable income allocated to the other members. $240.0 million was paid during the year ended December 31, 2016 and the remaining $18.6 million due is included in Payables to related party on CGP LLC's Consolidated Condensed Balance Sheet. CGP LLC's short-term Restricted cash includes $60.7 million remaining reserved for paying CAC's income tax expense on the portion of the taxable income attributable to CAC.
Pursuant to the Purchase Agreement and the CIE Proceeds and Reservation of Rights Agreement (including exhibits thereto, the "CIE Proceeds Agreement"), CIE deposited into an escrow account (the "CIE Escrow Account") the portion of the Sale proceeds required by the CIE Proceeds Agreement. At June 30, 2017 and December 31, 2016, the balance in the CIE Escrow Account was $2,581.0 million and $2,718.1 million, respectively, which is included as short-term Restricted cash in CGP LLC's Consolidated Condensed Balance Sheets.
In addition, CIE placed $264.0 million into escrow (the "Indemnity Escrow") to secure the potential indemnity claims of the purchaser for a period of twelve months from the SMG Business Sale closing date pursuant to the terms of the Stock Purchase Agreement. At June 30, 2017 and December 31, 2016, the balance in the Indemnity Escrow was $259.9 million and $259.5 million, respectively, which is included as short-term Restricted cash on CGP LLC's Consolidated Condensed Balance Sheets. There have been no claims made against the Indemnity Escrow account as of the date of the filing of this Form 10-Q.
At both June 30, 2017 and December 31, 2016, CGP LLC has accrued $63.1 million in Accrued expenses and other current liabilities on its Consolidated Condensed Balance Sheets, representing the amounts still due to the minority investors and former holders of CIE equity awards for the release of proceeds held in the Indemnity Escrow.

The following table represents the carrying amounts of line items constituting Income from discontinued operations of the disposed SMG Business that are presented in the Consolidated Condensed Statements of Operations and Comprehensive Income of CGP LLC for the three and six months ended June 30, 2016.

(In millions)	Three Months Ended June 30, 2016	Six Months Ended June 30, 2016
Revenues
Social and mobile games	$237.4	$455.6
Net revenues	237.4	455.6
Operating expenses
Platform fees	68.9	132.5
Property, general, administrative and other	108.3	189.6
Depreciation and amortization	6.8	14.1
Total operating expenses	184.0	336.2
Income from discontinued operations	53.4	119.4
Other expense, net	(1.0)	(1.0)
Income from discontinued operations before provision for income taxes	52.4	118.4
Provision for income taxes related to discontinued operations	(17.6)	(47.3)
Net income from discontinued operations	$34.8	$71.1
Consolidation of CR Baltimore Holdings
CGP LLC consolidates into its financial statements the accounts of any variable interest entity for which it is determined to be the primary beneficiary. Caesars Baltimore Investment Company, LLC ("CBIC") is wholly-owned and consolidated by CGP LLC. CBIC indirectly holds interests in CBAC Borrower, LLC, owner of the Horseshoe Baltimore Casino, through its ownership interest in CR Baltimore Holdings ("CRBH"), a variable interest entity. The counterparty that owns the minority interest in CRBH is restricted from transferring its interest in CRBH without prior consent from CBIC. As a result, CBIC has been determined to be the primary beneficiary of CRBH, and therefore, consolidates CRBH into its financial statements. Under the existing terms of the agreement, the transfer restrictions are expected to expire in the third quarter of 2017, at which time CBIC would no longer be considered the primary beneficiary and would deconsolidate CRBH. CBIC would then record its interest in CRBH at fair value and account for it as an equity method investment from that point forward.
Subsequent Event
On July 7, 2017, CBAC Borrower, LLC (the "Borrower") borrowed $300.0 million of term loans (the "Term Loan") pursuant to a Credit Agreement among the Borrower, the lenders party thereto, Wells Fargo Gaming Capital, LLC, as Administrative Agent (the "Administrative Agent"), and Wells Fargo Securities, LLC, Macquarie Capital (USA) Inc. and Nomura Securities International, Inc., as Joint Lead Arrangers and Joint Bookrunners (the "Credit Agreement"). The Credit Agreement also provides for a $15.0 million revolving credit facility (the "Revolving Credit Facility"). The Borrower is the owner of the Horseshoe Baltimore and is a subsidiary of a joint venture among CGP LLC, an affiliate of Jack Entertainment LLC and other local investors.
Credit Agreement
The Term Loan matures in 2024 and the Revolving Credit Facility matures in 2022 and includes a letter of credit sub-facility. The Term Loan requires scheduled quarterly payments in amounts equal to 0.25% of the original aggregate principal amount of the Term Loan, with the balance due at maturity. As of the closing date, no borrowings were outstanding under the Revolving Credit Facility, and no amounts were committed to outstanding letters of credit.
The Credit Agreement allows the Borrower to request one or more incremental term loan facilities and/or increase its commitments under the Revolving Credit Facility in an aggregate amount of up to the sum of (x) the greater of (1) $40.0 million and 0.69 times EBITDA (as defined in the Credit Agreement) plus (y) the amount of certain voluntary prepayments plus (z) such additional amount so long as, (i) in the case of loans under additional credit facilities that rank pari passu with the liens on the collateral securing the Credit Agreement, the Borrower's senior secured leverage ratio on a pro forma basis would not exceed (A) on any date on or prior to December 31, 2017, 3.75 to 1.00 and (B) on any date on or after January 1, 2018, 4.25 to 1.00, (ii) in the case of loans under additional credit facilities that rank junior to the liens on the collateral securing the Credit Agreement, the Borrower's total secured leverage ratio on a pro forma basis would not exceed 4.50 to 1.00 and (iii) in the case of loans under additional credit facilities that are unsecured, the Borrower's interest coverage ratio on a pro forma basis would not be less than 2.00 to 1.00, in each case, subject to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders.

All future borrowings under the Credit Agreement are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.
Interest and Fees
Borrowings under the Credit Agreement bear interest at a rate equal to, at the Borrower's option, either (a) the London Inter-Bank Offered Rate ("LIBOR") determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a floor of 0% or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate as determined by the administrative agent under the Credit Agreement and (iii) the one-month adjusted LIBOR rate plus 1.00%, in each case plus an applicable margin.
Such applicable margin shall be (a) if the Borrower's debt ratings from Moody's and S&P are both B2 (with a stable outlook) and B (with a stable outlook), or better, 3.75% per annum for LIBOR loans and 2.75% per annum for base rate loans and (b) if either such rating is not maintained at such time, 4.00% per annum for LIBOR loans and 3.00% per annum for base rate loans, in each case, subject to a 0.25% step down with respect to the revolving loans based on the Borrower's senior secured leverage ratio.
In addition, on a quarterly basis, the Borrower is required to pay each lender under the Revolving Credit Facility a commitment fee in respect of any unused commitments under the Revolving Credit Facility in the amount of 0.50% of the principal amount of unused commitments of such lender, subject to a stepdown to 0.375% based upon the Borrower's senior secured leverage ratio. The Borrower is also required to pay customary agency fees as well as letter of credit participation fees computed at a rate per annum equal to the applicable margin for LIBOR borrowings on the dollar equivalent of the daily stated amount of outstanding letters of credit, plus such letter of credit issuer's customary documentary and processing fees and charges and a fronting fee in an amount equal to 0.125% of the daily stated amount of such letter of credit.
Mandatory and Voluntary Prepayments
The Credit Agreement requires the Borrower to prepay outstanding term loans, subject to certain exceptions, with:

•
50% (which percentage will be reduced to 25% if the senior secured leverage ratio is greater than 2.75 to 1.00 but less than or equal to 3.25 to 1.00, and to 0% if the Borrower's senior secured leverage ratio is less than or equal to 2.75 to 1.00) of the Borrower's annual excess cash flow to the extent such amount exceeds $3.0 million, as defined under the Credit Agreement;

•
100% of the net cash proceeds of certain non-ordinary course asset sales or certain casualty events, in each case subject to certain exceptions and provided that the Borrower may (a) reinvest within 12 months or (b) contractually commit to reinvest those proceeds within 12 months and so reinvest such proceeds within 6 months following the end of such 12 month period, to be used in its business, or certain other permitted investments; and

•	100% of the net cash proceeds of any issuance or incurrence of debt, other than proceeds from debt permitted under the Credit Agreement.
Collateral and Guarantors
The borrowings under the Credit Agreement will be guaranteed by the material, domestic wholly owned subsidiaries of the Borrower (subject to exceptions), and will be secured by a pledge (and, with respect to real property, mortgage) of substantially all of the existing and future property and assets of the Borrower and the guarantors (subject to exceptions), including a pledge of the capital stock of the domestic subsidiaries held by the Borrower and the guarantors and 65% of the capital stock of the first-tier foreign subsidiaries held by the Borrower and the guarantors, in each case subject to exceptions.
Restrictive Covenants and Other Matters
The Credit Agreement includes a maximum first-priority net senior secured leverage ratio financial covenant which is applicable to the Revolving Credit Facility only. In addition, for purposes of determining compliance with such financial maintenance covenant for any fiscal quarter, the Borrower may exercise an equity cure by issuing certain permitted securities for cash or otherwise receiving cash contributions to the capital of the Borrower or any of its direct or indirect parents that will, upon the receipt by the Borrower of such cash, be included in the calculation of EBITDA pro forma. The equity cure right may not be exercised in more than two fiscal quarters during any period of four consecutive fiscal quarters or more than five fiscal quarters during the term of the Revolving Credit Facility. Under the Credit Agreement, the Borrower may also be required to meet specified leverage ratios in order to take certain actions, such as incurring certain debt or making certain acquisitions and asset sales. In addition, the Credit Agreement includes negative covenants, subject to certain exceptions, restricting or limiting the Borrower's ability and the ability of its restricted subsidiaries to, among other things: (i) make non-ordinary course dispositions of assets; (ii) make certain mergers and acquisitions; (iii) make dividends and stock repurchases and optional redemptions (and optional prepayments) of subordinated debt; (iv) incur indebtedness; (v) make certain loans and investments; (vi) create liens; (vii) transact with affiliates; (viii) change the business of the Borrower and its restricted subsidiaries; (ix) enter into sale/leaseback transactions; (x) allow limitations on negative pledges and the ability of restricted subsidiaries to pay dividends or make distributions; (xi) change the fiscal year and (xii) modify subordinated debt documents.